
May 7, 2014

<u>Via E-mail</u>
Joseph H. Towell
President and Chief Executive Officer
Yadkin Financial Corporation
209 North Bridge Street
Elkin, NC 28621

> **Re: Yadkin Financial Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 30, 2014**
> **File No. 333-194821**

Dear Mr. Towell:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

Yadkin and VantageSouth Unaudited Prospective Financial Information, page 134

1.	On page 135 you state, "Neither Yadkin nor VantageSouth, nor their respective affiliates, assumes any responsibility for the accuracy of the Yadkin Projections or VantageSouth Projections." While the staff does not object to the inclusion of qualifying language with respect to such projections, it is inappropriate to disclaim responsibility for this information. Please revise to eliminate this and similar disclaimers in the second paragraph of this section.

2.	Refer to your disclosure in the last sentence on page 135. Prior to completion of the mergers, it would appear that you have a duty to update the prospectus of material changes, including with respect to the businesses of Yadkin and VantageSouth, consistent with the undertakings in Part II of your registration statement. Also, if the projections are currently inaccurate, revise to disclose this fact and explain why they should not be relied upon.

<u>Piedmont Phantom Equity Plan, page 143</u>

3.   Revise to add disclosure to enable the reader to understand how shares from this plan were issued previously and the basis for their possible current issuances, such as, profits of X, etc.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: <u>Via E-mail</u>
        Jan H. Hollar
        Nikki Lee, Esq.